UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                           NOTIFICATION OF LATE FILING



                                    FORM 11-K
                   FOR THE FISCAL YEAR ENDED December 31, 2002



                           SEC FILE NUMBER: 001-11337
                             CUSIP NUMBER: 92931B106

                         PART I - REGISTRANT INFORMATION

     Full Name of Registrant:

     WPS Resources Corporation Deferred Compensation Plan

     Address of Principal Executive Office (Street and Number):

     700 North Adams Street

     City, State and Zip Code:

     Green Bay, WI 54301

                        PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     Due to recent interpretations requiring Section 906 certification of the Form 11-K, the registrant needs additional time to complete an audit of the financial statements.

                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

     Barth J. Wolf,  Corporate Secretary
     920 433 1727

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                  [X]        Yes                       [ ]         No



3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ]        Yes                       [X]         No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Date:  June 30, 2003                   By: /s/ Diane L. Ford
                                          --------------------------------------
                                           Diane L. Ford
                                           Vice President - Controller and Chief
                                           Accounting Officer



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